UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 5, 2024

WAVEDANCER, INC

(Exact name of registrant as specified in its charter)

Delaware	001-41092	54-1167364

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

12015 Lee Jackson Memorial Highway

Suite 210

Fairfax, VA 22030

(Address of principal executive offices, including zip code)

703-383-3000

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	WAVD	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other.

On March 5, 2024, WaveDancer, Inc., (the “WaveDancer” or the "Company") and Firefly Neuroscience, Inc. (“Firefly”) issued a joint press release entitled "Firefly Neuroscience's White Paper Unveils BNATM Platform's Significant Impact on Disease Management in 2,253 U.S. Patients". This press release pertains to the prospectus and proxy statement underlying WaveDancer's Registration Statement on Form S-4 (the “Registration Statement”), regarding its previously announced merger agreement with Firefly. The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on February 6, 2024 and the Company has scheduled a special meeting of shareholders for March 14, 2024, where it will seek shareholder approval for the merger among other proposals which pertain thereto. The Registration Statement and the information contained therein is subject to change and provides important information about WaveDancer, Firefly, and the proposed transactions. The definitive transaction agreements were announced on November 16, 2023.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press release entitled "Firefly Neuroscience's White Paper Unveils BNATM Platform's Significant Impact on Disease Management in 2,253 U.S. Patients" dated March 5, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WAVEDANCER, INC.

Date: March 8, 2024	By:	/s/ Timothy G. Hannon
Timothy G. Hannon
Chief Financial Officer

1